                                                                    OMB APPROVAL
                                                           OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                        Estimated average burden
                                                         hours per response...11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            DEEP WELL OIL & GAS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  243798 10 5
                                 (CUSIP Number)

                                  STEVEN GAWNE
                       246 STEWART GREEN S.W. SUITE 3175
                         CALGARY, ALBERTA T3H 3C8 CANADA
                                 (403) 686-6104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JUNE 16, 2004
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 243798 10 5

--------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Nearshore Petroleum Corporation
--------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)  Not Applicable
                  (b)  Not Applicable
--------------------------------------------------------------------------------
               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions)
                  OO - Other. Nearshore Petroleum Corporation sold 900,000
                  shares of Common Stock of Deep Well Oil & Gas, Inc. it owned to Menno Weibe, the Issuer's Chief Operating Officer, for
                  $120,000 in a private transaction. Nearshore Petroleum
                  Corporation is 50% owned and controlled by Steven Gawne, the
                  President and Chief Executive Officer of the Issuer, and 50%
                  owned and controlled by Steven Gawne's wife, Rebekah J. Gawne.
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  Canada
--------------------------------------------------------------------------------
Number of                  7. Sole Voting Power..................0
Shares                    ------------------------------------------------------
Beneficially               8. Shared Voting Power ...............4,875,000 (1)
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power.............0
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..........4,875,000 (1)
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................4,875,000 Shares
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                  Not Applicable
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  13.17%
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  CO
--------------------------------------------------------------------------------
(1) Nearshore Petroleum Corporation, a private corporation registered in
Alberta, Canada, is 50% owned and controlled by Steven Gawne, and 50% owned and controlled by Steven Gawne's wife, Rebekah J. Gawne. Steven Gawne is the
President and Chief Executive Officer of the Issuer, Deep Well Oil & Gas, Inc.
Nearshore Petroleum Corporation directly owns 4,875,000 shares of Deep Well Oil
& Gas, Inc.

Item 1.   Security and Issuer
          Common Stock
          Deep Well Oil & Gas, Inc.
          246 Stewart Green SW Suite 3175
          Calgary, Alberta T3H 3C8 Canada

Item 2.   Identity and Background
          (a)  Nearshore Petroleum Corporation
          (b)  Nearshore Petroleum Corporation's business address is 246 Stewart
               Green SW Suite 3175, Calgary, Alberta T3H 3C8 Canada.
          (c)  Nearshore Petroleum Corporation was organized in Alberta, Canada.
          (d)  Not applicable.
          (e)  Nearshore Petroleum Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years.
          (f)  Citizenship: Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration - OO - Other.
Nearshore Petroleum Corporation sold 900,000 shares of Common Stock it owned to
Menno Weibe, the Chief Operating Officer of the Issuer, on June 16, 2004.

Item 4.   Purpose of Transaction - The Sale of the 900,000 shares of Common
Stock to Menno Weibe at $0.1333 per share or an aggregate of $120,000.00 was made as an investment in the Issuer by Menno Weibe.

Item 5.   Interest in Securities of the Issuer
          (a)  The aggregate number and percentage of common stock beneficially owned by Nearshore Petroleum Corporation is 4,875,000 shares, after the sale to Menno Weibe, representing 13.17% of the common stock outstanding.
          (b)  Steven Gawne, the President and Chief Executive Officer of Deep
               Well Oil & Gas, Inc., has the shared power, with his wife,
               Rebekah J. Gawne, to vote the 4,875,000 shares of Deep Well Oil
               & Gas, Inc. owned by Nearshore Petroleum Corporation.
          (c)  Transactions regarding common stock that were effected during the last sixty days by Nearshore Petroleum Corporation: The sale of
               900,000 shares to Menno Weibe occurred on June 16, 2004.
          (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.
          (e)  Nearshore Petroleum Corporation and/or Steven Gawne and Rebekah
               Gawne have not ceased to be the beneficial owner of more than five percent of common stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer - Not Applicable.

Item 7.   Material to Be Filed as Exhibits - Not Applicable.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date - July 16, 2004

            Nearshore Petroleum Corporation
Signature - /s/Steven Gawne
Name/Title - Steven Gawne, President